SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                RIGL Corporation
                                (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                  75968E-10-1
                                 (CUSIP Number)

                                  SCHEDULE 13G

CUSIP NO. 75968E-10-1
_____________________________________________________________________________

1)     Name of Reporting Person                               Michael MacKay
       S.S. or I.R.S. Identification                             ###-##-####
       No. of Above Person
_____________________________________________________________________________

2)     Check the Appropriate Box                              A. ________
       if a Member of a Group                                 B. ________
_____________________________________________________________________________

3)     SEC Use Only
_____________________________________________________________________________

4)     Citizenship or Place of Organization                   United States
_____________________________________________________________________________

Number of Shares    (5)   Sole Voting Power                        1,440,000
Beneficially Owned  (6)   Shared Voting Power                         75,000
by Each Reporting   (7)   Sole Dispositive Power                   1,440,000
Person with         (8)   Shared Dispositive Power                    75,000
_____________________________________________________________________________

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person                              1,515,000
_____________________________________________________________________________

10)    Check if the Aggregate Amount
       in Row 9 Excludes Certain Shares                       [     ]
_____________________________________________________________________________

11)    Percent of Class Represented
       by Amount in Row 9                                     12.6%

_____________________________________________________________________________

12)    Type of Reporting Person                               IN
_____________________________________________________________________________

Item 1(a):     Name of Issuer:

               RIGL Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:

               4840 E. Jasmine Street, Suite 105
               Mesa, Arizona 85205-3320

Item 2(a):     Names of Persons Filing:

               Michael MacKay

Item 2(b):     Address of Principal Business Office or, if none, Residence:

               100 Bluebell Place
               Vallejo, CA 94591

Item 2(c):     Citizenship:

               United States

Item 2(d):     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:

               75968E-10-1

Item 3: If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b), check whether the person filing is a:

(1)       [     ]  Broker or Dealer registered under Sec. 15 of the Act
(2)       [     ]  Bank as defined in Sec. 3(a)(6) of the Act
(3)       [     ]  Insurance Company as defined in Sec. 3(a)(19) of the Act
(4)       [     ]  Investment Company registered under Sec. 8 of the
                   Investment Company Act
(5)       [     ]  Investment Adviser registered under Sec. 203 of the
                   Investment Advisers Act of 1940
(6)       [     ]  Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see
                   Sec. 240.13d-1(b)(1)(ii)(F)
(7)       [     ]  Parent Holding Company, in accordance with Sec. 240.13d-
                   1(b)(ii)(G)   (Note: See Item 7)
(8)       [     ]  Group, in accordance with Sec. 240.13d-1 (b)(1)(ii)(H)



Item 4:        Ownership (as of December 31, 1998)
               (1)  Amount Beneficially Owned: See Item 9 of cover pages
               (2)  Percent of Class: See Item 11 of cover pages
               (3)  Number of shares as to which such person has:
                    a. sole power to vote or to direct the vote
                    b. shared power to vote or to direct the vote
                    c. sole power to dispose or to direct the disposition of
                    d. shared power to dispose or to direct the disposition of

               See Items 5-8 of cover pages

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following [   ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group

               Not Applicable.

Item 9.        Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 1999

     _______/s/______
By:   Michael MacKay